EXHIBIT 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (the “Company”), in compliance with article 157, §4, of Law No. 6,404/76 and the provisions of CVM Instructions Nos. 358/02 and 480/09, hereby informs to its shareholders and the market in general that the Company has decided not to disclose guidance for the year 2016, in order to provide flexibility to the Company given the instability of the current macroeconomic scenario, considering the recent volatility in the macroeconomic environment, especially with respect to the indices used as premises to support the disclosure of estimates about future performance, such as inflation rate and GDP growth.

Rio de Janeiro, March 24, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.